Exhibit 3.1

Amendment No. 2

to

Seventh Amended and Restated Bylaws

of

AutoWeb, Inc.

(a Delaware corporation)

Effective upon expiration of the term of the Board of Directors’ Class III Directors upon commencement of the 2022 Annual Meeting of Stockholders of AutoWeb, Inc. (“Corporation”), Article III, Section 3.02 of the Seventh Amended and Restated Bylaws of the Corporation is hereby amended in its entirety to read as set forth below:

“Section 3.02 NUMBER. The authorized number of directors of the Corporation shall be five (5) members until changed by an amendment of this Section 3.02. Directors need not be stockholders in the Corporation.”